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EXHIBIT 99.1


                                  Press Release
                                Immediate Release

          PHOENIX INTERNATIONAL LIFE SCIENCES INC. ANNOUNCES FINANCIAL
                  RESULTS FOR THE THIRD QUARTER OF FISCAL 1999

Montreal, July 14, 1999 - Phoenix International reported consolidated net revenues of $66.5 million for the third quarter of fiscal 1999 ended May 31, 1999, a growth of 30% compared to $51.1 million for the corresponding period of fiscal 1998, as restated to include the ANAWA and Clinserve acquisitions under U.S. GAAP pooling of interest accounting. The year on year organic growth in net revenues in the third quarter was 9%.

Year to date net revenue is $ 183.6 million compared to $ 121.4 million for the corresponding nine-month period or an increase of 51%, with organic growth at 16%.

Phoenix International's net income on a US GAAP basis for the third quarter was $ 3,330,000 or $0.13 per share as compared to $ 3,619,000 or $0.15 per share for the equivalent period in fiscal 1998. On a year to date basis, the company's net income on a U.S. GAAP basis is $ 6,921,000 or $ 0.26 per share before the merger costs of $ 800,000 ($ 0.03 per share) related to the Clinserve & McKnight acquisitions under pooling of interest method, as compared to $ 6,609,000 or $
0.27 per share for the same period last year. Cash flow from operations before working capital changes increased 19% to $16.3 million for the nine months ended May 31, 1999, compared to $13.7 million in the same period of fiscal 1998.

On a Canadian GAAP basis, the net income was $ 2,388,000 in the third quarter of fiscal 1999 or $0.09 per share as compared to $ 3,126,000 or $0.13 per share in the corresponding period of fiscal 1998. Gross margin was 36.4%, as compared to 41.3% for the same period in the prior year quarter.

As previously announced, Phoenix acquired Chrysalis International Corporation on April 30, 1999 and one-month results are included in this presentation. Unprofitable business units of Chrysalis were discontinued prior to acquisition.

Dr. John Hooper, Chairman and CEO commented:

         As predicted, the factors that produced a revenue shortfall in our second quarter carried through into our third quarter. However the major factor, a shortfall in Montreal LC/MS revenues, appears to have resolved and we expect that in the fourth quarter our Montreal LC/MS operation will perform as originally expected.

Following a period of intense acquisition, management will be reviewing all operations, both acquired and core, with a view to rationalising these in the near future to provide increased




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profitability in the year 2000.

Phoenix International is a contract research organisation (CRO) providing a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,300 employees, of whom more than 200 have either medical degrees or PhD's and over 250 others have masters degrees.

This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

           FOR MORE INFORMATION, PLEASE CONTACT DAVID MOSZKOWSKI, C.A.
                Senior Vice-President and Chief Financial Officer
                    Phoenix International Life Sciences Inc.
                     Tel: (514) 333-0033 Fax: (514) 335-8351
                             E-mail: david@pils.com


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